BRF S.A.

Listed Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 12ND EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 30, 2016

1.           Date, Time and Place: Held on June 30, 2016, at 09:00hs a.m., in the office of BRF S.A. (“Company”) located at Rua Hungria, Nº 1.400, 5th floor, Room 5F, in São Paulo City, São Paulo state.

2.           Board: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

3.           Summons and Attendance: The summons was duly called within the terms of the Company Bylaws, in the presence of all standing members of the Board of Directors: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

4.           Agenda: To decide on the payment of Interests on Capital by the Company.

5.           Resolutions: The members of the Board of Directors, unanimously and without reservations, in compliance with the provision of paragraph 1st, of article 37 and item (xiii), of article 23 of the Company´s Bylaws, approved the proposal presented by the Executive Office for the payment of interests on capital ("JCP") in the total gross amount of R$ R$ 513,215,000.00, equivalent to R$ 0.642347435 per outstanding share on this date, subject to the levy of Withholding Tax, upon the application of the applicable tax rate, except for the shareholders who are immune or exempt, whose condition shall be proven up to July 12, 2016, or shareholders who are residents in countries or jurisdictions to which the law sets forth any different treatment. JCP shall be paid on August 15, 2016 to the shareholders registered in the Company's registry on July 12, 2016, with their shares being traded "ex-rights" starting from July 13, 2016, including. Under article 9, paragraph 7 of Law 9.249/1995 and item III of CVM Resolution No. 683/12, JCP net of Income Tax shall levy upon the mandatory dividends related to the fiscal year to be ended on December 31, 2016. The procedures related to the payment of JCP shall be stated by the Company by means of Notice to the Shareholders, to be disclosed on this date. The aforementioned values per share are subject to adjustments up to July 12, 2016, in virtue of possible amendments arising from the Company's Share Buyback Program in course, which shall be disclosed by means of Notice to the Shareholders.

BRF S.A.

Listed Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE 12ND EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 30, 2016

The Company Directors are subsequently authorized to undertake all and any acts and sign all and any documents needed for the implementation of the resolution hereby approved.

6.           Approval and Signing of the Minutes: There being no further matters to be discussed, the Chairman declared the meeting suspended while the present minutes were drawn up in summary form and then read, approved and signed by everyone present. Signatures: Board: Mr. Abilio dos Santos Diniz – Chairman; Mrs. Larissa Brack Trisotto – Secretary. Members: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

I hereby certify that the present minutes are an accurate copy of the original which is filed in Book No. 5, pages 64 to 65 of the minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

____________________________________

Larissa Brack

Secretary